NO ACT

PE
10-8-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14008391

DIVISION OF
CORPORATION FINANCE

Received SEC

OCT 14 2014

Washington, DC 20549

October 14, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 10-14-14

Gordon S. Moodie
Wachtell, Lipton, Rosen & Katz
gsmoodie@wlrk.com

Re: Monsanto Company

Dear Mr. Moodie:

This is in regard to your letter dated October 8, 2014 concerning the shareholder proposal submitted by Adam Eidinger for inclusion in Monsanto's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Monsanto therefore withdraws its September 19, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Raymond A. Be
Special Counsel

cc: Adam Eidinger

*** FISMA & OMB Memorandum M-07-16 ***

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

October 8, 2014

DELIVERED BY FEDERAL EXPRESS AND EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal Submitted by Adam Eidinger for Inclusion in the 2015 Proxy Statement of Monsanto Company

Ladies and Gentlemen:

This letter is submitted on behalf of Monsanto Company (the "Company"), which received a shareowner proposal (the "Proposal") from Adam Eidinger (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareowners in connection with its 2015 annual meeting of shareowners (the "2015 Proxy Materials"). In a letter to the Securities and Exchange Commission (the "Commission") dated September 19, 2014 (the "Company Letter"), the Company requested that the staff of the Division of Corporation Finance of the Commission confirm that it would not recommend any enforcement action if the Company excluded the Proposal from its 2015 Proxy Materials.

Enclosed as Exhibit A is a letter from the Proponent dated October 7, 2014, withdrawing the Proposal (the "Proponent Letter"). In reliance on the Proponent Letter, the Company hereby withdraws the no-action request relating to the Company's exclusion of the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, set forth in the Company Letter.

Please do not hesitate to contact the undersigned, Gordon S. Moodie, at (212) 403-1180 or GSMoodie@wlrk.com.

Very truly yours,

Gordon S. Moodie

cc: Adam Eidinger
Nancy Hamilton, Monsanto Company

Exhibit A

Proponent Letter

[See attached.]

October 7, 2014

Adam Eidinger

*** FISMA & OMB Memorandum M-07-16 ***

Monsanto Company
c/o David F Snively
Corporate Secretary
800 North Lindbergh Boulevard
Mail Stop A3NA
St. Louis, Missouri 63167

Dear Mr. Snively,

Please withdraw from consideration my shareholder proposal on Monsanto's Round Up products. I would appreciate that you notify the SEC my proposal has been withdrawn and that your no action letter of September 22 can be disregarded.

Sincerely,

Adam Eidinger
Ph: *** FISMA & OMB Memorandum M-07-16 ***
Email: *** FISMA & OMB Memorandum M-07-16 ***

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

September 19, 2014

DELIVERED BY FEDERAL EXPRESS AND EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal Submitted by Adam Eidinger for Inclusion in the 2015 Proxy Statement of Monsanto Company

Ladies and Gentlemen:

This letter is submitted on behalf of Monsanto Company (the "Company"), which has received a shareowner proposal (the "Proposal") from Adam Eidinger (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareowners in connection with its 2015 annual meeting of shareowners (the "2015 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal from its 2015 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its 2015 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have (i) filed this letter, which includes all correspondence with the Proponent regarding the Proposal and an explanation of why the Company believes that it may exclude the Proposal, with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials and (ii) concurrently sent copies of this correspondence to the Proponent.

I. The Proposal

The Proposal, including the supporting statements, is set forth as Exhibit A to this letter. The resolved clause of the Proposal states:

> "**RESOLVED:**
> Shareholders request that the Board establish an independent panel, controlling for conflict of interest, to publish by July 2015, at a reasonable cost and excluding proprietary information, a report analyzing the extent to which Monsanto's Roundup/glyphosate may cause the above health problems, and describing public policy initiatives, and Monsanto policies and activities, to phase out or restrict uses of Roundup/glyphosate that increase human exposure."

A copy of correspondence related to the Proposal is set forth as Exhibit B to this letter. (Certain telephone and account numbers have been redacted from the exhibits hereto; however, the Company will provide unredacted copies to the Staff upon request.)

II. Bases for Exclusion

The Company believes that the Proposal may be excluded from the 2015 Proxy Materials on the bases set forth below:

(A) Rule 14a-8(i)(7): the Proposal deals with a matter relating to the Company's ordinary business operations;

(B) Rule 14a-8(i)(10): the Company has already substantially implemented the Proposal; and

(C) Rule 14a-8(i)(3): the Proposal and/or supporting statement contains false or misleading statements in violation of Rule 14a-9 under the Exchange Act.

Glyphosate has become one of the world's most widely used broad-spectrum herbicides since it was first introduced in 1974 under the trade name "Roundup®." Glyphosate is an active ingredient that is now marketed under a number of trade names, both by the Company and others, in various plant protection products for use in both agricultural applications and weed control applications in non-cultivated settings. Roundup-branded herbicides and other glyphosate-based herbicides are used in agricultural applications, for example, because they offer a simple, cost-effective way to control weeds that can otherwise persist for years, and allow farmers to sow directly into fields without ploughing. Glyphosate products from various registrants are currently registered for use in over 160 countries, which has resulted in hundreds of regulatory re-assessments by competent regulatory authorities, including re-assessments currently in progress in the United States, Canada and the European Union. Glyphosate works by blocking a metabolic pathway that is essential for plant growth, but does not exist in humans and animals. Among other awards, John E. Franz received the 1987 National Medal of Technology, the highest honor in the United States for technological achievement, bestowed by the President of the United States for outstanding contributions to America's economic, environmental and social well-being, for the discovery of glyphosate. See "What is Glyphosate?", attached as Exhibit C to this letter and available on the Company's website at http://www.monsanto.com/sitecollectiondocuments/glyphosate-safety-health.pdf, for additional information regarding glyphosate.

The Proposal requests that the Company issue a report regarding the human health risks, and efforts to reduce uses, of glyphosate and Roundup-branded herbicides. As detailed in the Company's voluminous disclosures regarding glyphosate and Roundup-branded herbicides and described in the below, exposure to glyphosate and Roundup-branded products has not been shown to cause harm to humans and is subject to extensive regulatory limitations and oversight. Moreover, the Company's assessments of, and reporting regarding, the health and safety of its products, including Roundup-branded products, are at the very heart of its ordinary business operations. The Company therefore believes that the Proposal may be excluded pursuant to each of the three bases set forth in this letter.

(A) Rule 14a-8(i)(7): Ordinary Business

Rule 14a-8(i)(7) permits a company to exclude a shareowner proposal from its proxy materials "If the proposal deals with a matter relating to the company's ordinary business operations." When adopting amendments to Rule 14a-8 in 1998, the Commission explained that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). According to the Commission, "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The 1998 Release further provided that "The term ['ordinary business'] refers to matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations."

The Staff has consistently taken the position that shareowner proposals regarding the sale of products relates to ordinary business matters and, therefore, may be excluded pursuant to Rule 14a-8(i)(7). For example, the Staff permitted Dillard's, Inc. to exclude a proposal requesting that its board of directors develop a plan to phase out sales of fur from raccoon dogs on the grounds that "the proposal relates to the products offered for sale by the company" and "Proposals concerning the sale of particular products are generally excludable under Rule 14a-8(i)(7)." See Dillard's, Inc. (avail. February 27, 2012). Similarly, the Staff permitted PetSmart, Inc. to exclude a proposal requesting that it issue a report on the feasibility of phasing out sales of live animals "as relating to PetSmart's ordinary business operations (i.e., the sale of particular goods)," Lowe's Companies, Inc. to exclude a proposal encouraging the company to end its sales of glue traps as "relating to Lowes' ordinary business operations (i.e., the sale of a particular product)," and Wal-Mart Stores, Inc. to exclude a proposal requesting a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances in products "as relating to its ordinary business operations (i.e., sale of particular products)." See PetSmart, Inc. (avail. April 8, 2009), Lowe's Companies, Inc. (avail. February 1, 2008) and Wal-Mart Stores, Inc. (avail. March 24, 2006, recon. avail. April 13, 2006).

The Company is a provider of agricultural products for farms, including herbicides. Simply put, the Company is in the business of selling herbicides, and management therefore makes decisions regarding sales of the Company's products, and the Company's policies and activities regarding the uses of such products, in the ordinary course of that business. As such, determinations regarding the extent to which the Company's products, including glyphosate-containing products like Roundup-branded herbicides, may cause health problems, and the Company's policies and activities regarding uses of its products and the impact from human exposure thereto, plainly are "core matters involving the company's business and operations."

In this respect, the Proposal is similar to the proposal FMC Corporation received requesting that the board of directors of the company establish a stewardship program to implement a moratorium on the sales of a pesticide product where there were purported instances of harm to wildlife and humans, establish an independent scientific advisory panel to prepare reports documenting purported misuses of the product in order to prevent loss of livestock and wildlife, and take certain additional actions. See FMC Corporation (avail. February 25, 2011, recon. avail. March 16, 2011). The Staff permitted FMC Corporation to exclude the proposal. As FMC Corporation explained in its no-action letter, "For companies in the chemical industry like FMC, the issue of product safety is one that permeates ordinary business operations at many different levels within the corporate organization. Every regulated product manufactured by the Company proceeds through design, testing and feasibility stages, in which product safety to handlers, customers and the broader community . . . is a key concern." Like the proposal received by FMC Corporation, the Proposal is principally addressed to product safety, and therefore involves many aspects of the ordinary business operations of the Company. The Company routinely analyzes the health and safety of its products and their uses and, where necessary, investigates reports of potential human health (or environmental or other impacts) of the products it offers to assess safety and implement any appropriate disclosures and responses. The Proposal, therefore, seeks to micro-manage the fundamental operations of the Company's herbicide business, by directing how the Company should evaluate potential health risks associated with its glyphosate-containing products, including Roundup-branded herbicides, and calling on the Company to take specific actions to limit uses of certain products it offers for sale, which are ordinary management functions that are not appropriate matters for direct shareowner oversight.

Moreover, the Commission has recognized that even where shareowner proposals seek to address the public health and safety of a company's products, exclusion is appropriate if the company makes those determinations as a part of its product research and development program and/or compliance efforts with respect to the legal and regulatory requirements to which its products are subject. See DENTSPLY International Inc. (avail. March 21, 2013) (concurring in the exclusion of a proposal calling for a report on the company's policies and plans for reducing the impact on the environment from mercury by phasing out the company's mercury products, which were subject to an extensive regulatory framework, because "Proposals concerning product development are generally excludable under rule 14a-8(i)(7)"); the AES Corporation (avail. January 9, 2007) (concurring in the exclusion of a proposal seeking the appointment of an independent committee to monitor business practices to ensure compliance with applicable laws, rules and regulations, where the company operated in the heavily regulated energy industry, "as relating to its ordinary business operations (i.e., general conduct of a legal compliance program"); Applied Digital Solutions, Inc. (avail. April 25, 2006) (concurring in the exclusion of a proposal calling for a report on the purported harm caused by the use of radio-frequency identification chips to privacy, personal safety and financial security "as relating to [the company's] ordinary business operations (i.e., product development)," where, according to the company, the product at issue was "subject to extensive regulation by the [Food and Drug Administration], as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries" and regulatory compliance was "part of the day-to-day business of the Company as it endeavor[ed] to produce safe, secure and healthy products"); Johnson & Johnson (avail. February 24, 2006) (concurring in the exclusion of a proposal recommending the creation of a scientific integrity committee to develop and implement policies and procedures relating to research integrity where the company's products were subject to extensive product regulation by the Food and Drug Administration, among other regulatory agencies); E.I. du Pont de Nemours and Company (avail. March 8, 1991) (concurring in the exclusion of a proposal requesting that the company phase out certain chemicals and develop a program relating to alternatives because, according to the Staff, it was "directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the Company's ordinary business operations").

The discretionary authority to develop, evaluate and sell products properly resides with the Company's management, and not its shareowners, and therefore is not an appropriate matter for shareowner oversight. See DENTSPLY International Inc. (avail. March 12, 2013); Danaher Corp (avail. March 8, 2013, recon. avail. March 20, 2013); Applied Digital Solutions, Inc. (avail. April 25, 2006). This is particularly true in the Company's business, where its agricultural products are heavily regulated by government agencies around the world. Nearly all features of the Company's herbicide business, from research and developing such products, to testing their impact on human health and determining appropriate uses, requires complex decision-making and involves compliance with laws and regulations. For example, the Company is required to comply with laws and regulations in jurisdictions around the world, such as the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA") in the United States, that regulate the sale and distribution of herbicide products, including those that contain the active ingredient glyphosate. Under FIFRA, the U.S. Environmental Protection Agency (the "EPA") determines whether there are reasonably safe levels of exposure to herbicide products prior to registration, including exposure from dietary and other sources (with special consideration given to infants and children, for example). By law, pesticide residues are not permitted on food or feed substances unless the EPA has determined that there is a reasonable certainty that no harm will result from aggregate exposure to such residues. Like the EPA, regulatory authorities around the world have endorsed the safety of glyphosate. The health impact of exposure to glyphosate, an active ingredient in the Company's Roundup-branded products, and for which the Proposal requests a report from the Company, is therefore entwined with many aspects of the Company's routine operations as it complies with applicable regulatory requirements.

The Company is aware that the Commission has found that shareowner proposals addressing certain significant policy issues may not be excluded as relating to ordinary business operations. However, the Company does not believe that herbicide use rises to the level necessary to constitute a significant policy issue, and believes the Staff has shared this view. For example, in reviewing the shareowner proposal made to FMC Corporation described above, which called for a moratorium on sales of a pesticide product and reports documenting purported misuses of the product, the Staff did not find that the proposal related to a significant policy issue precluding exclusion. See FMC Corporation (avail. February 25, 2011, recon. avail. March 16, 2011). Similarly, the Staff concurred in the exclusion by the Dow Chemical Company of a shareowner proposal requesting that the board of directors publish a report related to certain chemicals, including pesticides and herbicide production byproducts, and calling for the phase-out of certain products. See the Dow Chemical Company (avail. February 13, 2004).

In addition, the Commission has permitted companies to exclude proposals in their entirety where they relate to both ordinary and non-ordinary business matters. For example, the Staff permitted Peregrine Pharmaceuticals, Inc. to exclude a proposal recommending that the company's board of directors appoint a committee of independent directors to evaluate the company's strategic direction and management team performance, and study strategic alternatives, on the grounds that the proposal "appears to relate to both extraordinary transactions and non-extraordinary transactions." See Peregrine Pharmaceuticals, Inc. (avail. July 31, 2007); see also Union Pacific Corporation (avail. February 25, 2008) (concurring in the exclusion of a proposal requesting disclosures regarding efforts to safeguard operations from terrorist attacks and other homeland security incidents because the proposal, which the company argued would have required it to address, inter alia, actions to protect and inspect agricultural products and livestock and efforts to secure against counterfeit merchandise, in addition to terrorist incidents, "appears to include matters relating to Union Pacific's ordinary business operations" (emphasis supplied)); General Electric Company (avail. February 10, 2000) (concurring in the exclusion of a proposal requesting that the company discontinue an accounting technique, not use pension funds to determine executive compensation and use pension funds as voted on by prior shareowners, on the grounds that "a portion of the proposal relates to ordinary business operations (i.e., choice of accounting methods)" (emphasis supplied)); Wal-Mart Stores, Inc. (avail. March 15, 1999) (concurring in the exclusion of a proposal requesting that the board of directors report on the company's actions to ensure it did not purchase from suppliers who used forced labor, convict labor or child labor or who failed to comply with laws protecting employees' rights and certain other matters, on the grounds that "although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

Accordingly, even if the Commission were to decline to find that the extent to which glyphosate-containing products may cause certain health problems does not rise to the level necessary to constitute a significant policy issue, the Proposal is excludable because it extends beyond this issue to include ordinary business matters, namely the methods of analysis of, and disclosures relating to, the health and safety of certain products the Company sells and the Company's policies and activities regarding restricting uses of those products. Even though the Proposal may touch on larger social issues, it is more specifically addressed to the day-to-day activities of the Company, and the Staff has previously recognized that this is an appropriate basis for exclusion. See FirstEnergy Corp. (avail. March 8, 2013) (concurring in the exclusion of a proposal requesting a report on the company's actions to increase energy efficiency and renewable energy resources); the Coca-Cola Company (avail. February 17, 2010, recon. avail. March 3, 2010) (concurring in the exclusion of a proposal calling for a report on options to respond to public concerns regarding bottled water, including environmental and energy impacts); Family Dollar Stores, Inc. (avail. November 6, 2007, recon. avail. November 20, 2007) (concurring in the exclusion of a proposal requesting a report evaluating the company's policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its products); Walgreen Co. (avail. October 13, 2006) (concurring in the exclusion of a proposal requesting a report characterizing the extent to which the company's private label cosmetics and personal care product lines contained carcinogens, mutagens, reproductive toxicants and chemicals that accumulate in the body or persist in the environment and options for alternatives); Ford Motor Company (avail. March 2, 2004) (concurring in the exclusion of a proposal recommending the publication of a report regarding global warming). The proposal does not merely seek a report on the health effects of the Company's products; rather it seeks to micro-manage the Company's product development, testing and compliance programs by directing the Company to report assessments of the impact of glyphosate-containing products, including all of the Company's Roundup-branded herbicides, on "the above health problems" and develop policies to restrict certain uses of those products. Complex decisions regarding specific product safety evaluations and disclosures are matters properly reserved for management's discretion in operating the Company's business and complying with the its legal and regulatory requirements.

For these reasons, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

(B) Rule 14a-8(i)(10): Substantial Implementation

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials "If the company has already substantially implemented the proposal." The Commission has stated that the general policy underlying the substantial implementation basis for exclusion under Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976).

In 1983, the Commission adopted the current interpretation of the exclusion, under which a proposal need not be fully effected or implemented precisely as presented in a shareowner proposal in order for it to be excluded:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983) (the "1983 Release").

Since the 1983 Release, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. March 28, 1991). In order to meet this standard and exclude a shareowner proposal on the basis of substantial implementation, Rule 14a-8(i)(10) requires that a company's actions have satisfactorily addressed the proposal's underlying concerns and essential objective. See Pfizer Inc. (avail. January 11, 2013, recon. avail. March 1, 2013); the Coca-Cola Company (avail. January 25, 2012, recon. avail. February 29, 2012); Exelon Corporation (avail. February 26, 2010); Anheuser-Busch Companies, Inc. (avail. January 17, 2007); ConAgra Foods, Inc. (avail. July 3, 2006); Johnson & Johnson (avail. February 17, 2006).

In applying this policy, the Commission has made clear that Rule 14a-8(i)(10) permits exclusion of a shareowner proposal if the company has substantially implemented the essential objective of the proposal, even though the manner by which the company has implemented that objective does not correspond precisely to the actions sought by the shareowner proponent. See 1983 Release; see also the Coca-Cola Company (avail. January 25, 2012, recon. avail. February 29, 2012) (concurring in the exclusion of a proposal seeking a report on the company's responses to public policy challenges associated with can linings containing Bisphenol A where the company had made available on its website certain information regarding the use of the products and its general priority of ensuring product safety and quality); Duke Energy Corp. (avail. February 21, 2012) (concurring in the exclusion of a proposal requesting that an independent board committee prepare a report on the company's actions to build shareowner value and reduce greenhouse gases and other emissions where the company had provided certain disclosures regarding its energy efficiency programs and regulatory targets for renewable generation sources in its filings with the Commission and its sustainability report made available on its website); General Electric Company (avail. December 24, 2009) (concurring in the exclusion of a shareowner proposal requesting that the company reevaluate its policy of, and prepare a report regarding, designing and selling nuclear reactors for the production of electrical power, in light of safety and environmental risks, where the company made available on its website a report regarding its participation in the nuclear power business and its conclusion that nuclear power remained an important part of its energy business); Caterpillar Inc. (avail. March 11, 2008) (concurring in the exclusion of a shareowner proposal requesting that the company prepare a global warming report where the company had already published a report that contained certain information relating to its efforts to reduce carbon dioxide emissions); ConAgra Foods, Inc. (avail. July 3, 2006) (concurring in the exclusion of a shareowner proposal seeking a sustainability report where the company had already provided a corporate responsibility report containing certain information regarding its commitment to sustainability in several areas); Exxon Mobil Corporation (avail. March 18, 2004) (concurring in the exclusion of a shareowner proposal requesting that the board of directors prepare a report outlining recommendations regarding renewable energy sources where the company had already included certain information addressing renewable energy in its reports, filings with the Commission and other disclosures).

The Company believes that it may exclude the Proposal because it has already substantially implemented the essential objective of the Proposal through information it has made publicly available on its website, in its filing with other regulators and in its other public statements, as further described below.

1. Information the Company Makes Available on the Company's and Other Websites

The Company has made available comprehensive information about glyphosate and its Roundup-branded herbicide products on its website, on product labeling and through other publicly available sources. These disclosures have substantially implemented the Proposal for purposes of Rule 14a-8(i)(10) because they achieve the Proposal's stated essential objectives of making publicly available analyses of glyphosate and Roundup-branded products, including assessments of potential human health risks, and descriptions of the Company's policies and activities relating to use of Roundup-branded products.

Information already available on the Company's website comprehensively describes glyphosate and the Company's Roundup-branded products, including (1) descriptions of what glyphosate is and the Roundup-branded products offered by the Company, (2) summaries and links to studies analyzing the potential impact of glyphosate and Roundup products on human health, the environment and wildlife, and (3) the Company's policies and activities regarding the health and safety of its products, including glyphosate-containing products such as Roundup-branded herbicides. See http://www.monsanto.com/products/pages/roundup-safety-background-materials.aspx; see also http://www.monsanto.com/newsviews/pages/product-and-food-safety.aspx. For example, the Company's website includes its Summary of Human Risk Assessment and Safety Evaluation on Glyphosate and Roundup® Herbicide (the "Summary"). See http://www.monsanto.com/products/documents/glyphosate-background-materials/gly_human_risk.pdf. The Summary provides the Company's position with respect to whether glyphosate poses health risks to humans generally and reflects an analysis of many of the purported health problems specifically enumerated in the Proposal, including toxicity to humans, reproduction and development effects, cancer risk and risks to children, as well as other more general health risks that encompass those listed in the Proposal. Other studies included or summarized on the Company's website address toxicity, reproductive effects, reproductive outcomes, exposure and biomonitoring, and carcinogenicity, among others, as well as the Company's responses to articles and other disclosures regarding reports that purport to describe glyphosate and Roundup-branded herbicide health risks, including toxicity, placental cancer, non-Hodgkin's Lymphoma, Hairy Cell Leukemia, pesticide poisonings and environmental degradation. In addition, the Company's website provides access to www.glyphosate.eu, a website maintained by the Industry Task Force on Glyphosate (of which a subsidiary of the Company is a member) (the "Task Force"), which includes additional information regarding glyphosate, its safety profile with respect to human health, studies analyzing health risks and regulatory documentation. All of this information is readily accessible from the Product Safety section of the Company's website. In addition, the Company's website contains links to its Corporate Social Responsibility and Sustainability Reports. See http://www.monsanto.com/whoweare/pages/corporate-sustainability-report.aspx. These reports describe, among other things, the Company's food health and safety initiatives.

The Company's website also includes information regarding its weed management products, including Roundup-branded products, providing shareowners and other interested stakeholders with information regarding the Company's policies and activities relating to glyphosate and the use of Roundup-branded products. See http://www.monsanto.com/weed management/pages/default.aspx.

Moreover, in addition to making available comprehensive information regarding the health effects of glyphosate and the Company's public policy initiatives, and policies and activities, relating to use of glyphosate-containing products, including Roundup-branded herbicides, the Company has also directly addressed most of the specific claims alleged by the Proponent, including, in many cases, the underlying reports, articles and studies for which the Proposal includes hyperlinks. For example:

- As purported evidence for the fact that glyphosate and Roundup-containing products have been linked to kidney disease, the Proposal includes a hyperlink to a Truthout article entitled "Monsanto's Herbicide Linked to Fatal Kidney Disease Epidemic: Could It Topple the Company?" (the "Truthout Article"). The Task Force has directly addressed the study referenced in the Truthout Article, including the theory it asserts regarding kidney disease (and, as noted above, the Company's website includes a link to the Task Force website, where this response is publicly available). See http://www.glyphosate.eu/glyphosate-and-chronic-kidney-disease-sri-lanka. The Company has also directly responded to the allegation in the Truthout Article through a posting by an employee of the Company on a forum available on GMOAnswers.com ("GMOAnswers"), which is maintained by the Council for Biotechnology, of which the Company is a member. See http://gmoanswers.com/ask/it-true-sri-lanka-has-become-first-country-ban-monsantos-roundup-ready-chemical-glyphosate-light.

- The Company has directly addressed the Proponent's allegation that glyphosate, and Roundup-branded products that contain it, are linked to autism, for which the Proposal includes a hyperlink directing shareowners to a lengthy video of a presentation by Stephanie Seneff (the "Seneff Presentation"). The Company has made publicly available a series of disclosures on the Company's website and the GMOAnswers website reflecting the Company's assessment of the theory asserted in the Seneff Presentation, as well as the extent to which glyphosate and Roundup-branded products may be causes of autism. See http://monsantoblog.com/2013/04/25/another-bogus-study/; http://gmoanswers.com/ask/how-does-gmo-friendly-scientific-community-respond-potential-connection-between-increased; and http://gmoanswers.com/ask/how-do-you-respond-recent-entropy-publication-blaming-glyphosate-disrupting-our-biochemical.

- To support the allegation that glyphosate and Roundup-containing products cause birth defects, the Proposal includes a hyperlink to a section of the Earth Open Source website entitled "Roundup and birth defects: Is the public being kept in the dark?" (the "Earth Open Source Report"). The Company has directly addressed these allegations through a publicly available weblog entry entitled "June 2011 Earth Open Source Report on

Roundup," as well as information made available by the Company on the GMOAnswers website. See http://monsantoblog.com/2011/06/09/june-2011-earth-open-source-report-on-roundup/?utm_source=rss&utm_medium=rss&utm_campaign=june-2011-earth-open-source-report-on-roundup; and http://gmoanswers.com/ask/what-about-study-linking-preferred-gmo-crop-herbicide-roundup-glyphosate-birth-defectshere.

- The Proposal also alleges that Roundup-branded products and glyphosate have been linked to breast cancer and includes a hyperlink to a study authored by Siripom Thongprakaisang et al. (the "Thongprakaisang Study"). The Company has already publicly disclosed an assessment of the purported link between glyphosate and breast cancer, and has directly addressed the Thongprakaisang Study findings, through a posting by an employee of the Company on the GMOAnswers website. See http://gmoanswers.com/ask/how-can-you-say-they-are-safe-when-recent-studies-not-conducted-monsanto-show-direct-link-breast.

- To support the allegation that Roundup-branded products and glyphosate cause celiac disease and gluten intolerance, as well as gastrointestinal disorders, obesity, diabetes, heart disease, depression, autism, infertility, cancer and Alzheimer's disease, the Proposal includes hyperlinks to two articles co-authored by Stephanie Seneff (the "Seneff Articles"). The Company has already addressed the purported links between glyphosate and these health problems through entries on the Company's website and the GMOAnswers website. See http://monsantoblog.com/2014/03/11/correlation-and-causation/; http://gmoanswers.com/ask/how-do-you-respond-recent-entropy-publication-blaming-glyphosate-disrupting-our-biochemical; http://gmoanswers.com/studies/steve-savage-addresses-samsel-and-seneff-study-%E2%80%9Cglyphosate-pathways-modern-diseases-ii; http://gmoanswers.com/studies/ultimate-gluten-free-does-glyphosate-cause-celiac-disease-actually-no; and http://gmoanswers.com/ask/how-does-gmo-friendly-scientific-community-respond-potential-connection-between-increased. In addition to an assessment of the extent to which Roundup-branded products and glyphosate may cause the alleged health problems set forth in the Proposal, the Company's disclosures include responses directly addressing the specific claims asserted in the Seneff Articles and reflected in the supporting statement in the Proposal, such as that "Roundup interferes with CYP enzymes, disrupts the biosynthesis of aromatic amino acids by gut bacteria, and impairs serum sulfate transport."

- The Company has also directly addressed, in the Summary available on the Company's website and through a posting by an employee of the Company on the GMOAnswers website, the Proponent's assertions that "independent studies show that [Roundup] is highly toxic to animals and humans. Glyphosate alone is toxic, and some of the added ingredients (adjuvants) in Roundup are, on their own, toxic. In addition, some of these adjuvants increase the toxicity of glyphosate by enabling it to penetrate plant and animal cells more easily" (collectively, the "Toxicity Statements"). See the Summary; and http://gmoanswers.com/ask/glyphosate-round-listed-active-ingredient-toxicity-level-iii-iv-iv-being-least-toxic-however-0. These disclosures report the Company's analysis of the extent to which glyphosate, alone and together with the adjuvants in Roundup-branded products, are toxic to humans and animals.

- The Proposal includes a hyperlink to a study by Awad A. Shehata et al. (the "Shehata Study") to support the claim that "Roundup is toxic to beneficial gut bacteria but non-toxic to pathogenic bacteria." The Company has directly responded to this claim, including the Shehata Study, on GMOAnswers. See http://gmoanswers.com/ask/recent-study-published-%E2%80%9Ccurrent-microbiology%E2%80%9D-determined-real-impact-glyphosate-potential. The Company's disclosure analyzes the effect of glyphosate on bacteria and the relevance of that effect to human and animal health.

- The Proposal cites an article on the Red Universitaria de Ambiente Y Salud website, which itself links to a Faculty of Medical Sciences, National University of Cordoba report regarding crop spraying (the "Cordoba Report"), to support the claim that "People exposed to the spraying of Roundup suffer . . . increased incidence of infertility, birth defects, miscarriages, cancers, genetic damage (which can lead to cancer and birth defects), toxic liver disease, neurological developmental problems, kidney failure, respiratory problems, and allergies." As reflected in the Cordoba Report, the allegation that exposure to Roundup-branded products contributes to increased rates of the health problems indicated in the Proposal arose in response to observations collected in Argentina, to which the Company has directly responded through a posting by an employee of the Company on the GMOAnswers website. See http://gmoanswers.com/typically-scientists-who-focus-reproductive-and-developmental-safety-look-two-different-sources.

- The Proposal claims that "Roundup has been found in the blood . . . [and] urine" of certain humans. The Company has already directly addressed these claims, as well as the underlying reports to which the Proposal cites, through postings on the GMOAnswers website. See http://gmoanswers.com/ask/what-your-response-canadian-study-found-bt-toxins-afterbirth-pregnant-women; and http://gmoanswers.com/ask/research-germany-has-shown-all-city-dwellers-have-glyphosate-their-urine-even-if-they-avoid.

Thus, the Company has implemented not only the essential objectives of the Proposal, but in many cases has in fact provided the precise information the Proposal requests the Company to provide. Based on the supporting statement and related statements included in the Proposal, the Company anticipates that the Proponent may disagree with the Company's and regulators' assessments of glyphosate and Roundup-branded product health risks, and its policies and activities relating to glyphosate and the use of Roundup-branded herbicides. However, the Proponent's possible disagreement with the Company's findings and positions does not warrant asking shareowners to vote on whether the Company should issue a report, as requested in the Proposal, which would merely repeat the disclosures the Company has already made publicly available.

2. Regulatory Disclosures

Glyphosate, like all herbicides, is registered with and approved by regulatory authorities in many jurisdictions worldwide and is, as a part of the registration process, often re-assessed by such authorities. For example, in the United States, the active ingredient glyphosate is regulated by the EPA under FIFRA. As a part of the regulatory regimes to which it is subject, glyphosate undergoes re-registration procedures in which newly available data regarding human health, environmental and other risks is evaluated by regulatory authorities, and such procedures are currently underway in the United States and Canada (jointly), as well as the European Union. The regulatory agencies have access to the claims set forth, and materials cited, in the Proposal, not only through the scientific literature they review as part of the regulatory process, but also through industry compilations of literature and adverse effect allegations that are reported to regulatory authorities by the Company and others in the industry in compliance with applicable regulatory requirements.

For example, the European Union rapporteur for glyphosate, the Bundesinstitut für Risikobewertung (Federal Institute for Risk Assessment) of Germany, has recently issued a preliminary assessment of glyphosate that addresses the claims made in the Proposal. See "Frequently asked questions on the health assessment of glyphosate," Bundesinstitut für Risikobewertung (Federal Institute for Risk Assessment) of Germany, available at http://www.bfr.bund.de/en/frequently_asked_questions_on_the_health_assessment_of_glyphosate-127871.html (the "BfR FAQ"). The German authority has determined that the allegations in the Proposal are not supported by the available evidence, and has issued a preliminary assessment that is publicly available and is subject to public comment in advance of the release of a final assessment within the next several months. Similarly, the EPA is expected to issue a re-registration document for public comment shortly. These assessments reflect extensive evaluations performed by specialists in order to address the very concerns reflected in the Proposal.

Accordingly, through its compliance with applicable regulatory requirements, the Company has substantially implemented the essential objectives of the Proposal. The Company has made extensive disclosures to regulatory agencies, many of which are publicly available. See, e.g., http://www.glyphosate.eu/database. In turn, numerous regulatory authorities worldwide have issued reports regarding their findings as to whether there are health and other risks associated with glyphosate and the use of glyphosate-containing products like Roundup-branded herbicides, which are often publicly available to the Company's shareowners through disclosures made by the regulators, the Company or others, such as the Task Force. See http://www.glyphosate.eu/regulatory-documents/regulatory-documents. Thus, the Company has already contributed to thorough reviews of the health and safety profile of glyphosate, including the health and safety issues alleged in the Proposal, by multiple independent and highly qualified authorities – in fact, the regulatory process is far more extensive than the process the Proponent has requested – and this process has resulted in extensive reporting, both by the Company and by regulatory authorities.

Moreover, although the Proposal requests a report on policies and initiatives to restrict uses of Roundup-branded herbicides and glyphosate that increase human exposure, the Company's policy is to comply with applicable laws and regulations relating to human exposure, as is evident from the disclosures available on its website, and it therefore has no initiative to phase out uses of such products. Allowable exposures for applicators, as well as daily human intakes, for pesticide residues in food and animal feed are determined by regulatory authorities, such as the EPA and the Food and Drug Administration in the United States, based upon extensive testing, data and field exposure studies, as described above. Regulatory authorities incorporate very large (one hundred-fold or greater) margins of safety into the exposure limits they set. In addition, occupational exposure to pesticides is not a function of overall pesticide utilization rates, but rather a function of the chemical and physical properties of the pesticide product and the manner in which it is applied. Regulators set appropriate application rates, methods and associated personal protective equipment requirements and reentry intervals following applications in order to protect workers. Similarly, with respect to food residues, regulators set allowable daily intake based on short- and long-term animal studies using suitable uncertainty factors (one hundred-fold, in the case of glyphosate) to assure that no unacceptable risk results from residue exposure. Currently, under what is a called a "tier 1 assessment" (a simplified initial model that assumes that all permitted crops have the maximum allowable residue levels), glyphosate intake in the United States (from all purveyors, and not just the Company) is less than one-third of the allowable intake. For example, consistent with the "tier 1 assessment," available urinary concentration studies by performed both by industry participants and others indicate that actual exposure is far less than the tier-1 estimate. See, e.g., http://www.ncbi.nlm.nih.gov/pmc/articles/PMC1241861/pdf/ehp0112-000321.pdf. While no randomized study of the entire U.S. population is available, even the highest levels reported in urine from various non-applicator individuals would indicate exposures below 1% of the daily allowable intake. In fact, such studies of glyphosate in urine indicate that even direct users do not exceed allowable daily intakes for the general population. (Higher tier estimates, which would use more accurate data regarding actual crop treatment and measured residues, would result in even lower exposure estimates; however, such estimates are deemed unnecessary where, as in the case of glyphosate, a worst-case assessment indicates exposure levels within acceptable limits.) Thus, the Company has substantially implemented the essential objective of the Proposal with respect to initiatives and policies regarding glyphosate and uses of Roundup-branded products through its compliance with applicable regulatory requirements.

The Company's regulatory compliance and related disclosures therefore also satisfy the standard for exclusion of the Proposal pursuant to Rule 14a-8(i)(10), addressing the Proposal's underlying concerns and achieving its essential objectives, even if the Company has done so in a manner that is different from (but, in fact, is significantly more extensive than) the manner requested by the Proponent. For these reasons, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

(C) Rule 14a-8(i)(3): False and Misleading Statements

Rule 14a-8(i)(3) under the Exchange Act permits a company to exclude statements contained in a shareowner proposal if such statements are contrary to the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits materially false or misleading statements in proxy solicitation materials, providing that "[n]o solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading."

Several supporting statements in the Proposal are materially false and misleading, and therefore excludable. For example:

- The first "whereas" clause in the Proposal claims that "Monsanto's Roundup herbicide and its key active ingredient, glyphosate, have been linked to various health problems," which misleadingly implies that there is scientific evidence supporting the notion that Roundup-branded products and/or glyphosate cause the health problems enumerated in the Proposal. However, several of the hyperlinks included to support the Proponent's claim present only highly speculative theories that have not been scientifically tested. For example, to support the claim that Roundup-branded products and glyphosate are "linked" to chronic kidney disease, the Proposal includes a hyperlink to the Truthout Article, which concedes that the speculative "theory" advanced by the subject of the article "can only be considered hypothesis-generating," and "Further scientific studies will need to confirm the hypothesis . . . ." In fact, the Company is not aware of the existence of any scientific data or studies currently supporting a relationship between glyphosate and chronic kidney disease. See http://www.glyphosate.eu/glyphosate-and-chronic-kidney-disease-sri-lanka. Similarly, the Seneff Presentation, to which the Proposal includes a hyperlink to support the claim that Roundup-branded products and glyphosate are "linked" to autism, includes highly speculative and misleading statements regarding an untested theory that glyphosate causes a vast array of unrelated health problems. There is no scientific data supporting the theory advanced in the Seneff Presentation – the speaker has not scientifically tested her theory – and it includes numerous statements that are patently false, such as the claim that ". . . in fact we haven't really done any experiments to see if Roundup is toxic in rats . . . " (which is belied by claims in the Seneff Presentation itself and a large number of studies, including certain studies referenced in materials cited in the Proposal, that have been conducted to evaluate toxicity in rats). The Proposal also cites the Seneff Articles, articles co-authored by Stephanie Seneff, to support the alleged link between glyphosate and celiac disease and gluten intolerance (in the first "whereas" clause) or gastrointestinal disorders, obesity, diabetes, heart disease, depression, autism infertility, cancer and Alzheimer's disease caused by interference with "CYP" enzymes, disruption of biosynthesis of aromatic amino acids by gut bacteria and impairment of serum sulfate transport (in the fourth whereas clause). Like the Seneff Presentation, the Seneff Articles include highly speculative, hypothetical and unsubstantiated claims masquerading as scientific fact despite the lack of any scientific testing. See http://monsantoblog.com/2014/03/11/correlation-and-causation/; http://gmoanswers.com/ask/how-do-you-respond-recent-entropy-publication-blaming-glyphosate-disrupting-our-biochemical; http://gmoanswers.com/studies/steve-savage-addresses-samsel-and-seneff-study-%E2%80%9C glyphosate-pathways-modern-diseases-ii; http://gmoanswers.com/studies/ultimate-gluten-free-does-glyphosate-cause-celiac-disease-actually-no; and http://gmoanswers.com/ask/how-does-gmo-friendly-scientific-community-respond-potential-connection-between-increased. For example, the Company is not aware of any scientific evidence that glyphosate affects mammalian "CYP" enzymes, the biosynthesis of aromatic amino acids in gut bacteria (which, moreover, is irrelevant to the alleged health problems detailed in the Proposal, as gut bacteria are not a source of amino acids in humans) or sulfate transport. See monsantoblog.com/2013/04/25/another-bogus-study/. The claims in the supporting statement relating to kidney disease, autism, celiac disease and gluten intolerance, and interference with "CYP" enzymes, disruption of biosynthesis of aromatic amino acids by gut bacteria and impairment of serum sulfate transport and the health effects that purportedly result therefrom, as well as the hyperlinks to the Truthout Article, Seneff Presentation and Seneff Articles, are therefore highly misleading to shareowners and excludable pursuant to Rule 14a-8(i)(3).

- To support the claims that Roundup-branded products and glyphosate have been "linked" to birth defects, mammary tumors and pre-mature death, the Proposal includes hyperlinks to studies that have been discredited by third-party regulatory authorities and/or do not support the Proponent's allegations. First, the Proposal includes a hyperlink to the Earth Open Source Report that allegedly supports the claim that Roundup-branded products and glyphosate cause birth defects. However, the Earth Open Source Report does not offer any previously unknown health or toxicological evidence; instead, it cites documentary support that had previously been reviewed and rejected by regulatory authorities, which have consistently concluded, based on comprehensive data, that glyphosate does not cause birth defects. See, e.g., the BfR FAQ. Perhaps implicitly acknowledging this fact, the Earth Open Source Report impugns the character and integrity of the Company, as well as its competitors and European regulatory authorities, with the flagrant allegation that "the pesticide industry and Europe's regulators have jointly misled the public with claims that glyphosate is safe." Similarly, the Proposal includes a hyperlink to a study "republished" by Environmental Sciences Europe (the "Environmental Sciences Europe Study") purportedly linking Roundup-branded products and glyphosate to mammary tumors and pre-mature death. The Proposal, and the Environmental Sciences Europe Study hyperlink, fail to explain that the Environmental Sciences Europe Study is essentially a republication of a study that was retracted by the peer-reviewed journal Food and Chemical Toxicology because the "data were inconclusive, and therefore the conclusions described in the article were unreliable." See http://www.sciencedirect.com/science/article/pii/S0278691514000076. These omissions risk misleading shareowners by suggesting that the study demonstrates a biological effect of Roundup-branded products and glyphosate, when in fact it does not. The Environmental Sciences Europe Study hyperlink, as well as the Earth Open Source Report hyperlink and the statements in the Proposal relating to the alleged link between Roundup-branded products and glyphosate and birth defects, mammary tumors and pre-mature death, are therefore excludable under Rule 14a-8(i)(3).

- As evidence for its assertion that Roundup-branded products and glyphosate have been "linked" to breast cancer, blood cancer, ADHF and Parkinson's disease, and that "Roundup is toxic to beneficial gut bacteria but non-toxic to pathogenic bacteria," the Proposal includes misleading hyperlinks to studies that do not provide evidence of causation of the alleged health problems and/or are scientifically unreliable. For example, the Proposal includes a hyperlink to the Thongprakaisang Study to support the alleged link to breast cancer. The Thongprakaisang Study was a laboratory study of cultured breast cancer cells that did not demonstrate any hormonally mediated effects of glyphosate. Contrary to the assertions of the Proposal, glyphosate has not demonstrated endocrine effects in whole animal studies or in screening tests for endocrine disruption, and has not been associated with breast cancer in human or animal studies. Likewise, the Proposal includes a hyperlink to a study authored by Ya-xing Gui et al. to support the allegation that Roundup-branded products and glyphosate cause Parkinson's disease (the "Ya-xing Gui Study"). The Ya-xing Gui Study analyzed cultured neuronal cells, however, and the results of the study have no known relationship to clinical Parkinson's disease. The Proposal also includes a hyperlink to the Shehata Study to support the allegation that Roundup-branded products are toxic to beneficial gut bacteria, which is not supported by the Shehata Study. The Shehata Study analyzed a small number of individual isolated strains of a few pathogenic and non-pathogenic species of bacteria and found small differences in susceptibility to glyphosate. Contrary to the Proponent's claims, the Shehata Study does not provide support for the extrapolation of the results generally to toxic and beneficial gut bacteria or evidence that the results are relevant to the allegation in the Proposal given existing levels of human exposure to glyphosate, especially relative to widespread consumption of other materials that have significantly greater antimicrobial activity (such as alcohol and antibiotics). Finally, the Proposal includes hyperlinks to studies that allege a link between Roundup-branded products and/or glyphosate and either (1) blood cancer, despite the fact that multiple studies have failed to demonstrate such a link, or (2) attention deficit hyperactivity disorder, which reflects the results of one poorly designed study that have not been replicated. See, e.g., http://www.sciencedirect.com/science/article/pii/S0273230011001516.

Because of the highly technical, scientific nature of the Thongprakaisang Study, Ya-xing Gui Study, Shehata Study and other studies cited, there is a significant risk that shareowners will be misled by the inclusion of these hyperlinks in the Proposal. Although it may not be apparent to a lay person that owns shares of the Company's common stock, the cited studies do not provide evidence for the causal links to the health problems alleged by the Proponent. Moreover, any shareowners who would like to read and understand the hyperlinked studies will have difficulty doing so because many of them (including the Thongprakaisang Study, the Ya-xing Gui Study and the Shehata Study) are not easily accessible in full and without charge by accessing the hyperlinks included in the Proposal, exacerbating the misleading nature of the references by making it unlikely that shareowners will have access to the limitations and qualifications included in the complete version of the articles regarding the studies. As such, these study citations, and the statements in the Proposal regarding the health problems they purport to substantiate, may be excluded pursuant to Rule 14a-8(i)(3).

- The Proposal includes the statement that "Roundup has never been tested or assessed for long-term safety for regulatory purposes." This statement is not simply misleading; it is manifestly false. As described above, glyphosate is a registered herbicide in the United States, the European Union and around the world, and it, and the Roundup-branded products that include it, therefore have been subject to regulatory regimes that require extensive testing and health and safety assessments for decades. Prior to the expiration of the glyphosate patent, there were six global registrants with independently derived acute and chronic toxicity data packages regarding glyphosate. In addition, as with any active ingredient, glyphosate has routinely been subjected to periodic re-assessment and re-registration processes, which are currently underway in the United States, Canada and the European Union. See, e.g., the BfR FAQ. The BfR FAQ, for example, reflects the German regulator's consideration of the extensive testing of glyphosate, and in fact addresses several of the specific allegations, and sources cited in, the Proposal. The Company believes that glyphosate is one of the most thoroughly and extensively studied herbicides ever produced, and the Proponent's statement is therefore objectively false and excludable pursuant to Rule 14a-8(i)(3).

- The Toxicity Statements in the Proposal are materially misleading. Virtually all materials are "toxic" to animals and humans as that word is used in the Proposal. For example, the study cited to support the Toxicity Statements demonstrates that surfactant (detergent) additives are themselves "toxic" to living cells in culture; however, this form of "toxicity" is also observed in many consumer products, such as everyday shampoos and soaps, that are not considered "toxic" to humans and animals exposed to such substances in the same way the Proposal suggests that Roundup-branded products are "toxic" because of the effect of glyphosate that has been observed in a laboratory dish. The Toxicity Statements therefore falsely imply harm to human and animal health by ignoring the impact of dosage and the type of exposure – virtually all substances are "toxic" at certain doses and with certain types of exposure. In fact, animal lethality studies show that glyphosate is less toxic than aspirin or table salt. Moreover, surfactant ingredients are added to herbicide formulations to increase effectiveness by assisting glyphosate in penetrating the waxy cuticles of plants, which does not increase entry of glyphosate into mammalian cells (which glyphosate can enter readily without the assistance of adjuvants), but does achieve the Proponent's purported objective of reducing herbicide use by decreasing the amount necessary to achieve effective weed control. Therefore, the Toxicity Statements may be excluded under Rule 14a-8(i)(3).

- The Proposal claims that "Roundup depletes the body of macro and micronutrients" and cites a study by Luiz Henrique Saes Zobiole et al. (the "Zobiole Study"). This statement is highly misleading because the Zobiole Study analyzed the physiological effects of glyphosate on plants; its findings, however, are completely irrelevant to human nutrition. The reference to the Zobiole Study to support the claim regarding nutritional depletion in the "body" misleadingly suggests the study provides evidence that Roundup-branded products and glyphosate cause nutritional depletion in human bodies, when in fact it does not, and therefore the citation is excludable pursuant to Rule 14a-8(i)(3).

- The supporting statement in the Proposal cites the Cordoba Report to support its claim that "People exposed to the spraying of Roundup suffer . . . increased incidence of infertility, birth defects, miscarriages, cancers, genetic damage (which can lead to cancer and birth defects), toxic liver disease, neurological developmental problems, kidney failure, respiratory problems, and allergies" (the "Exposure Statement"). The Company disputes the allegations in the Exposure Statement; however, even if these allegations were true, the citation to the Cordoba Report misleadingly suggests that the Proposal includes support for the Exposure Statement, when in fact the Cordoba Report attributes the alleged health problems to multiple agricultural processes and other factors, and not just glyphosate exposure. Furthermore, the Cordoba Report does not include or reflect any reliable data demonstrating that the purported health outcomes are related to glyphosate exposure, and the hyperlink to the Cordoba Report is therefore excludable pursuant to Rule 14a-8(i)(3).

- The supporting statement claims that "In 2014 in Brazil, the Federal Public Prosecutor . . . requested the Justice Department suspend the use of glyphosate herbicides, and ordered the National Health Surveillance Agency to re-evaluate the toxicity of glyphosate" and includes a hyperlink to an article republished on the GMWatch website (the "GMWatch Article"). This statement, and the GMWatch Article, are outdated, as the Federal Court issued a decision denying the injunction requesting the suspension of registration of certain active ingredients and, therefore, the sale of glyphosate has not been suspended. Therefore, this statement and the GMWatch Article hyperlink are misleading and no longer relevant and may be excluded pursuant to Rule 14a-8(i)(3).

- The Proposal claims that "Roundup is commonly found in streams, rain and air in agricultural areas of the US" and "Roundup has been found in the blood, . . . urine . . . and breast milk . . . of city dwellers" (the "Concentration Statements"), which, when taken together with the other statements in the Proposal, implies that excessive levels of Roundup-branded products in the environment and in human bodies contribute to the alleged health problems enumerated in the supporting statement. In fact, the surface water levels noted in the U.S. Geological Survey article cited to support the Concentration Statements (the "USGS Article") are entirely consistent with the expected levels presented to the EPA and have not been found to cause unreasonable human or environmental exposure risk. Likewise, concentrations of glyphosate in human urine, blood and breast milk, including those reflected in the articles by Aziz et al. (the "Aziz Article"), Friends of the Earth Europe (the "Friends of the Earth Europe Article") and Reuters (the "Reuters Article"), are consistent with exposures to glyphosate that are well below allowable daily intake under applicable regulations. See, e.g., http://academicsreview.org/2014/04/debunking-pseudo-science-lab-testing-health-risk-claims-about-glyphosate-roundup/; and http://www.geneticliteracyproject.org/2014/05/06/mass-general-pediatrics-chief-says-glyphosate-poses-no-danger-in-breast-milk/. It is unlikely that shareowners who lack the technical knowledge and experience required to understand and interpret the data presented in the USGS Article, Aziz Article, Friends of the Earth Europe Article and Reuters Article will be able to draw an independent determination regarding the significance of these findings, and therefore the inclusion of the Concentration Statements, in the context of the health risk allegations set forth in the Proposal, is very likely to mislead shareowners. In addition, other aspects of these statements are misleading. For example, there is no indication that the study described in the Aziz Article or the findings referenced in the Reuters Article focused on "city dwellers" as asserted in the supporting statement. The Concentration Statements and hyperlinks to the USGS Article, Aziz Article, Friends of the Earth Europe Article and Reuters Article are therefore excludable pursuant to Rule 14a-8(i)(3).

- To support its claim that pediatricians "who have monitored children's exposure to Roundup, have found that health improves when the herbicide is removed from their systems through an organic diet," the supporting statements in the Proposal include a hyperlink to a weblog included on the GMO Inside website (the "GMO Inside Article"). While the GMO Inside Article includes one pediatrician's views regarding products that purportedly cause certain health problems in humans, it does not include any information or views – or any mention whatsoever – regarding improved health following removal of Roundup-branded products from children's systems. For this reason, the inclusion of this hyperlink is materially misleading and this hyperlink is excludable under Rule 14a-8(i)(3).

Each of these statements and hyperlinks make inappropriate assertions without factual foundation and/or do not substantiate the Proponent's claims as suggested in the Proposal, and are therefore false and misleading and appropriate for exclusion under Rule 14a-8(i)(3).

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2015 Proxy Materials.

If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Gordon S. Moodie, at (212) 403-1180 or GSMoodie@wlrk.com.

Very truly yours,

Gordon S. Moodie

cc: Adam Eidinger
Nancy Hamilton, Monsanto Company

Exhibit A

Proposal

[See attached.]

WHEREAS:

— Monsanto's Roundup herbicide and its key active ingredient, glyphosate, have been linked to various health problems, including chronic kidney disease, http://truth-out.org/news/item/24876-monsantos-herbicide-linked-to-fatal-kidney-disease-epidemic-will-ckdu-topple-monsanto autism, http://www.autismone.org/content/autism-explained-synergistic-poisoning-aluminum-and-glyphosate-stephanie-seneff birth defects, http://earthopensource.org/index.php/reports/roundup-and-birth-defects-is-the-public-being-kept-in-the-dark mammary tumors and pre-mature death, http://www.enveurope.com/content/26/1/14 breast cancer, http://www.ncbi.nlm.nih.gov/pubmed/23756170 blood cancer, http://www.ncbi.nlm.nih.gov/pubmed/24762670 ADHD (attention deficit hyperactivity disorder), http://www.ncbi.nlm.nih.gov/pmc/articles/PMC1241196/ Parkinson's, and http://www.sciencedirect.com/science/article/pii/S0892036212000438 celiac disease and gluten intolerance. http://www.ncbi.nlm.nih.gov/pubmed/24678255

— Roundup has never been tested or assessed for long-term safety for regulatory purposes. However, independent studies show it is highly toxic to animals and humans. Glyphosate alone is toxic, and some of the added ingredients (adjuvants) in Roundup are, on their own, toxic. In addition, some of these adjuvants increase the toxicity of glyphosate by enabling it to penetrate plant and animal cells more easily. http://www.ncbi.nlm.nih.gov/pmc/articles/PMC1257596/

— Roundup is toxic to beneficial gut bacteria but non-toxic to pathogenic bacteria. http://www.ncbi.nlm.nih.gov/pubmed/23224412

— Roundup depletes the body of macro and micronutrients. http://connection.ebscohost.com/c/articles/48190923/glyphosate-reduces-shoot-concentrations-mineral-nutrients-glyphosate-resistant-soybeans

— Roundup interferes with CYP enzymes, disrupts the biosynthesis of aromatic amino acids by gut bacteria, and impairs serum sulfate transport. http://www.mdpi.com/1099-4300/15/4/1416 The consequences include gastrointestinal disorders, obesity, diabetes, heart disease, depression, autism, infertility, cancer and Alzheimer's disease.

— People exposed to the spraying of Roundup suffer http://www.reduas.fcm.unc.edu.ar/report-from-the-first-national-meeting-of-physicians-in-the-crop-sprayed-towns/ increased incidence of infertility, birth defects, miscarriages, cancers, genetic damage (which can lead to cancer and birth defects), toxic liver disease, neurological developmental problems, kidney failure, respiratory problems, and allergies.

— In 2014 in Brazil, the Federal Public Prosecutor http://www.gmwatch.org/index.php/news/archive/2014/15365 requested the

Justice Department suspend the use of glyphosate herbicides, and ordered the National Health Surveillance Agency to re-evaluate the toxicity of glyphosate.

— Herbicide-tolerant Roundup Ready crops increased herbicide use in the U.S. by an estimated 527 million pounds between 1996 and 2011.
http://www.enveurope.com/content/24/1/24

— Roundup is commonly found in streams, rain and air in agricultural areas of the US. http://www.usgs.gov/newsroom/article.asp?ID=2909#.U9vktKi1Z0M

— Roundup has been found in the blood,
http://www.ncbi.nlm.nih.gov/pubmed/21338670 urine,
http://www.foeeurope.org/sites/default/files/press_releases/foee_media_briefing_glyphosate.pdf and breast milk http://www.reuters.com/article/2014/05/27/us-monsanto-roundup-epa-idUSKBN0E72IH20140527 of city dwellers.

— Parents http://www.organicconsumers.org/articles/article_30153.cfm and pediatricians http://gmoinside.org/downsides-to-gmo-infant-formula-we-asked-a-pediatrician/ who have monitored children's exposure to Roundup, have found that health improves when the herbicide is removed from their systems through an organic diet.

RESOLVED:
Shareholders request that the Board establish an independent panel, controlling for conflict of interest, to publish by July 2015, at reasonable cost and excluding proprietary information, a report analyzing the extent to which Monsanto's Roundup/glyphosate may cause the above health problems, and describing public policy initiatives, and Monsanto policies and activities, to phase out or restrict uses of Roundup/glyphosate that increase human exposure.

Supporting Statement: Proponents believe the report should include all evidence linking Roundup, glyphosate, or Roundup's inert ingredients or adjuvants, to the above health problems.

Exhibit B

Correspondence

[See attached.]

From: GMO
Date: August 19, 2014 at 7:32:32 PM CDT
To: "WOODS, JENNIFER L [AG/1000]"
Subject: Re: Resend of New Resolution and Proof Of Ownership
Dear Jenny,

Please accept this statement from me that I do not intend to sell any of my Monsanto shares.

- Adam

August 19, 2014

Dear Monsanto Company:

I, Adam Eidinger own 30 shares of Monsanto Inc and have no intention of selling those shares prior to the 2015 Monsanto Company shareholder meeting.

Sincerely,

Adam Eidinger

*** FISMA & OMB Memorandum M-07-16 ***

Ph*** FISMA & OMB Memorandum M-07-16 ***

On Aug 19, 2014, at 3:42 PM, WOODS, JENNIFER L [AG/1000] wrote:

Dear Adam,

Attached please find our initial response to your shareowner proposal and correspondence. Please let me know if you have any questions.

Regards,
Jenny

Jennifer L. Woods
Senior Assistant General Counsel, Corporate Governance
Monsanto Company
800 North Lindbergh Blvd., E2NE
St. Louis, MO 63167
Tel: [*telephone number redacted*]
Mobile: [*telephone number redacted*]
Fax: (314) 694-2594
jennifer.L.woods@monsanto.com

From: WOODS, JENNIFER L [AG/1000]
Sent: Tuesday, August 19, 2014 2:42 PM
To: GMO
Subject: RE: Resend of New Resolution and Proof Of Ownership

Dear Adam,

Attached please find our initial response to your shareowner proposal and correspondence. Please let me know if you have any questions.

Regards,
Jenny

Jennifer L. Woods
Senior Assistant General Counsel, Corporate Governance
Monsanto Company
800 North Lindbergh Blvd., E2NE
St. Louis, MO 63167
Tel: *[telephone number redacted]*
Mobile: *[telephone number redacted]*
Fax: (314) 694-2594
jennifer.L.woods@monsanto.com

From: GMO
Sent: Monday, August 11, 2014 10:14 AM
To: WOODS, JENNIFER L [AG/1000]; SNIVELY, DAVID F [AG/1000]
Subject: Resend of New Resolution and Proof Of Ownership

Dear Monsanto Co,

I am enclosing a digital copy of a resolution that should have arrived by FedEx today for the up-coming shareholder meeting. The resolution has to do with Monsanto RoundUp Products.

Also enclosed is a new letter from my broker spelling out the number of shares I own and when they were bought.

Adam Eidinger
Ph: *** FISMA & OMB Memorandum M-07-16 ***
gmo@occupy-monsanto.com

MONSANTO

MONSANTO COMPANY
LAW DEPARTMENT
800 NORTH LINDBERGH BOULEVARD
ST. LOUIS, MISSOURI 63167
PHONE: (314) 694-1000
http://www.monsanto.com

VIA E-MAIL

August 19, 2014

Mr. Adam R. Eidinger

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareowner Proposal

Dear Mr. Eidinger:

We are in receipt of your letter sent August 8, 2014 regarding a shareowner proposal (the "Proposal").

We are notifying you of certain defects, as set forth below, relating to the submission of the Proposal under the rules of the Securities and Exchange Commission (the "SEC").

Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on a shareholder proposal for at least one year as of the date the shareholder proposal is submitted. In addition, Rule 14a-8(b) requires that the proponent include a "written statement that [it] intend[s] to continue to hold the securities through the date of the meeting of shareholders." The correspondence submitted in connection with the Proposal does not contain such a statement.

To remedy this defect, you must submit a written statement that you intend to continue to hold the requisite number of Monsanto Company shares through the date of the 2015 Annual Meeting of Shareholders. We refer you to Rule 14a-8(b), a copy of which is enclosed with this letter.

For the Proposal to be eligible for inclusion in Monsanto Company's proxy materials for our 2015 Annual Meeting of Shareowners, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 800 North Lindbergh Blvd., St. Louis, MO 63167, or by email to jennifer.l.woods@monsanto.com. Alternatively, you may transmit any response by facsimile to me at 314-694-2594.

Please let me know if you have any questions.

Sincerely,

Jennifer L. Woods

Jennifer L. Woods
Senior Assistant General Counsel

Enclosure

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

From: GMO
Sent: Monday, August 11, 2014 11:14 AM
To: Woods, Jennifer L. (Monsanto Company); Snively, David F. (Monsanto Company)
Subject: Resend of New Resolution and Proof Of Ownership

Dear Monsanto Co,

I am enclosing a digital copy of a resolution that should have arrived by FedEx today for the up-coming shareholder meeting. The resolution has to do with Monsanto RoundUp Products.

Also enclosed is a new letter from my broker spelling out the number of shares I own and when they were bought.

Sincerely,

Adam Eidinger
Ph:** FISMA & OMB Memorandum M-07-16 ***
gmo@occupy-monsanto.com

WHEREAS:

— Monsanto's Roundup herbicide and its key active ingredient, glyphosate, have been linked to various health problems, including chronic kidney disease, http://truth-out.org/news/item/24876-monsantos-herbicide-linked-to-fatal-kidney-disease-epidemic-will-ckdu-topple-monsanto autism, http://www.autismone.org/content/autism-explained-synergistic-poisoning-aluminum-and-glyphosate-stephanie-seneff birth defects, http://earthopensource.org/index.php/reports/roundup-and-birth-defects-is-the-public-being-kept-in-the-dark mammary tumors and pre-mature death, http://www.enveurope.com/content/26/1/14 breast cancer, http://www.ncbi.nlm.nih.gov/pubmed/23756170 blood cancer, http://www.ncbi.nlm.nih.gov/pubmed/24762670 ADHD (attention deficit hyperactivity disorder), http://www.ncbi.nlm.nih.gov/pmc/articles/PMC1241196/ Parkinson's, and http://www.sciencedirect.com/science/article/pii/S0892036212000438 celiac disease and gluten intolerance. http://www.ncbi.nlm.nih.gov/pubmed/24678255

— Roundup has never been tested or assessed for long-term safety for regulatory purposes. However, independent studies show it is highly toxic to animals and humans. Glyphosate alone is toxic, and some of the added ingredients (adjuvants) in Roundup are, on their own, toxic. In addition, some of these adjuvants increase the toxicity of glyphosate by enabling it to penetrate plant and animal cells more easily. http://www.ncbi.nlm.nih.gov/pmc/articles/PMC1257596/

— Roundup is toxic to beneficial gut bacteria but non-toxic to pathogenic bacteria. http://www.ncbi.nlm.nih.gov/pubmed/23224412

— Roundup depletes the body of macro and micronutrients. http://connection.ebscohost.com/c/articles/48190923/glyphosate-reduces-shoot-concentrations-mineral-nutrients-glyphosate-resistant-soybeans

— Roundup interferes with CYP enzymes, disrupts the biosynthesis of aromatic amino acids by gut bacteria, and impairs serum sulfate transport. http://www.mdpi.com/1099-4300/15/4/1416 The consequences include gastrointestinal disorders, obesity, diabetes, heart disease, depression, autism, infertility, cancer and Alzheimer's disease.

— People exposed to the spraying of Roundup suffer http://www.reduas.fcm.unc.edu.ar/report-from-the-first-national-meeting-of-physicians-in-the-crop-sprayed-towns/ increased incidence of infertility, birth defects, miscarriages, cancers, genetic damage (which can lead to cancer and birth defects), toxic liver disease, neurological developmental problems, kidney failure, respiratory problems, and allergies.

— In 2014 in Brazil, the Federal Public Prosecutor http://www.gmwatch.org/index.php/news/archive/2014/15365 requested the

Justice Department suspend the use of glyphosate herbicides, and ordered the National Health Surveillance Agency to re-evaluate the toxicity of glyphosate.

— Herbicide-tolerant Roundup Ready crops increased herbicide use in the U.S. by an estimated 527 million pounds between 1996 and 2011. http://www.enveurope.com/content/24/1/24

— Roundup is commonly found in streams, rain and air in agricultural areas of the US. http://www.usgs.gov/newsroom/article.asp?ID=2909#.U9vktKi1Z0M

— Roundup has been found in the blood, http://www.ncbi.nlm.nih.gov/pubmed/21338670 urine, http://www.foeeurope.org/sites/default/files/press_releases/foee_media_briefing_glyphosate.pdf and breast milk http://www.reuters.com/article/2014/05/27/us-monsanto-roundup-epa-idUSKBN0E72IH20140527 of city dwellers.

— Parents http://www.organicconsumers.org/articles/article_30153.cfm and pediatricians http://gmoinside.org/downsides-to-gmo-infant-formula-we-asked-a-pediatrician/ who have monitored children's exposure to Roundup, have found that health improves when the herbicide is removed from their systems through an organic diet.

RESOLVED:
Shareholders request that the Board establish an independent panel, controlling for conflict of interest, to publish by July 2015, at reasonable cost and excluding proprietary information, a report analyzing the extent to which Monsanto's Roundup/glyphosate may cause the above health problems, and describing public policy initiatives, and Monsanto policies and activities, to phase out or restrict uses of Roundup/glyphosate that increase human exposure.

Supporting Statement: Proponents believe the report should include all evidence linking Roundup, glyphosate, or Roundup's inert ingredients or adjuvants, to the above health problems.

TD Ameritrade

08/08/2014

Adam Eidinger

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in*** FISMA & OMB Memorandum M-07-16 ***

Dear Adam Eidinger,

Thank you for allowing me to assist you today. As you requested, you currently hold 30 shares of Monsanto (MON) in this TD Ameritrade account. These shares were purchased as part of a lot of 100 shares on July 23, 2012. As of today's date, the 30 shares of Monsanto at $115.47 per share totals $3,464.10.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chad Abel
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

Adam Eidinger

*** FISMA & OMB Memorandum M-07-16 ***

Monsanto Company
c/o David F Snively
Corporate Secretary
800 North Lindbergh Boulevard
Mail Stop A3NA
St. Louis, Missouri 63167

Dear Mr. Snively,

Please accept my enclosed proposal and proof of shareholder ownership for the 2015 annual meeting. I look forward to discussions with Monsanto leadership about the company's Round Up products.

Sincerely,

Adam Eidinger
Ph: *** FISMA & OMB Memorandum M-07-16 ***
Email: *** FISMA & OMB Memorandum M-07-16 ***

WHEREAS:

— Monsanto's Roundup herbicide and its key active ingredient, glyphosate, have been linked to various health problems, including chronic kidney disease, http://truth-out.org/news/item/24876-monsantos-herbicide-linked-to-fatal-kidney-disease-epidemic-will-ckdu-topple-monsanto autism, http://www.autismone.org/content/autism-explained-synergistic-poisoning-aluminum-and-glyphosate-stephanie-seneff birth defects, http://earthopensource.org/index.php/reports/roundup-and-birth-defects-is-the-public-being-kept-in-the-dark mammary tumors and pre-mature death, http://www.enveurope.com/content/26/1/14 breast cancer, http://www.ncbi.nlm.nih.gov/pubmed/23756170 blood cancer, http://www.ncbi.nlm.nih.gov/pubmed/24762670 ADHD (attention deficit hyperactivity disorder), http://www.ncbi.nlm.nih.gov/pmc/articles/PMC1241196/ Parkinson's, and http://www.sciencedirect.com/science/article/pii/S0892036212000438 celiac disease and gluten intolerance. http://www.ncbi.nlm.nih.gov/pubmed/24678255

— Roundup has never been tested or assessed for long-term safety for regulatory purposes. However, independent studies show it is highly toxic to animals and humans. Glyphosate alone is toxic, and some of the added ingredients (adjuvants) in Roundup are, on their own, toxic. In addition, some of these adjuvants increase the toxicity of glyphosate by enabling it to penetrate plant and animal cells more easily. http://www.ncbi.nlm.nih.gov/pmc/articles/PMC1257596/

— Roundup is toxic to beneficial gut bacteria but non-toxic to pathogenic bacteria. http://www.ncbi.nlm.nih.gov/pubmed/23224412

— Roundup depletes the body of macro and micronutrients. http://connection.ebscohost.com/c/articles/48190923/glyphosate-reduces-shoot-concentrations-mineral-nutrients-glyphosate-resistant-soybeans

— Roundup interferes with CYP enzymes, disrupts the biosynthesis of aromatic amino acids by gut bacteria, and impairs serum sulfate transport. http://www.mdpi.com/1099-4300/15/4/1416 The consequences include gastrointestinal disorders, obesity, diabetes, heart disease, depression, autism, infertility, cancer and Alzheimer's disease.

— People exposed to the spraying of Roundup suffer http://www.reduas.fcm.unc.edu.ar/report-from-the-first-national-meeting-of-physicians-in-the-crop-sprayed-towns/ increased incidence of infertility, birth defects, miscarriages, cancers, genetic damage (which can lead to cancer and birth defects), toxic liver disease, neurological developmental problems, kidney failure, respiratory problems, and allergies.

— In 2014 in Brazil, the Federal Public Prosecutor http://www.gmwatch.org/index.php/news/archive/2014/15365 requested the

Justice Department suspend the use of glyphosate herbicides, and ordered the National Health Surveillance Agency to re-evaluate the toxicity of glyphosate.

— Herbicide-tolerant Roundup Ready crops increased herbicide use in the U.S. by an estimated 527 million pounds between 1996 and 2011. http://www.enveurope.com/content/24/1/24

— Roundup is commonly found in streams, rain and air in agricultural areas of the US. http://www.usgs.gov/newsroom/article.asp?ID=2909#.U9vktKi1Z0M

— Roundup has been found in the blood, http://www.ncbi.nlm.nih.gov/pubmed/21338670 urine, http://www.foeeurope.org/sites/default/files/press_releases/foee_media_briefing_glyphosate.pdf and breast milk http://www.reuters.com/article/2014/05/27/us-monsanto-roundup-epa-idUSKBN0E721H20140527 of city dwellers.

— Parents http://www.organicconsumers.org/articles/article_30153.cfm and pediatricians http://gmoinside.org/downsides-to-gmo-infant-formula-we-asked-a-pediatrician/ who have monitored children's exposure to Roundup, have found that health improves when the herbicide is removed from their systems through an organic diet.

RESOLVED:
Shareholders request that the Board establish an independent panel, controlling for conflict of interest, to publish by July 2015, at reasonable cost and excluding proprietary information, a report analyzing the extent to which Monsanto's Roundup/glyphosate may cause the above health problems, and describing public policy initiatives, and Monsanto policies and activities, to phase out or restrict uses of Roundup/glyphosate that increase human exposure.

Supporting Statement: Proponents believe the report should include all evidence linking Roundup, glyphosate, or Roundup's inert ingredients or adjuvants, to the above health problems.

TD Ameritrade

08/08/2014

Adam Eidinger

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in*** FISMA & OMB Memorandum M-07-16 ***

Dear Adam Eidinger,

Thank you for allowing me to assist you today. As you requested, I have listed below the information you have requested for Monsanto Co. This inforation includes the cumulative amount of shares you had accumulated by July 31, 2013.

Date	Transaction	Shares	Cost	Proceeds	Cumulative Shares	CumulativeCost
7/13/2012	Buy Monsanto Co (MON)	50	4,207.99	0.00	50	4,207.99
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Exhibit C

What is Glyphosate?

[See attached.]

What is Glyphosate?

WHAT IS GLYPHOSATE?

How and **why** are herbicides used?



What is Glyphosate?



What is the foundation of **safety?**



What makes **good science?**



For more information:

How and **why** are **agricultural** herbicides used?



THE NEED FOR HERBICIDES

Herbicides are used to sustainably and effectively eliminate unwanted plants in and around a farmer's fields and homestead.

Excessive weed growth requires crops to compete for sunlight and nutrients, often leading to significant yield losses come harvest time.


Year One
Year Two
Year Three +

HEALTHY CROPS

Weeds represent the highest potential losses in a field's yield.

SPREAD OF WEEDS


30
70
OVER
70%
of
Potential Yield Losses

from weeds **can be mitigated** through the use of **herbicides**[1]

THEREFORE, WEEDS ARE A VERY TREATABLE PROBLEM



WHAT IS **Conservation Tillage?**

VARIOUS PRACTICES INCLUDING:

Reduced Tillage[2]
is defined as any method that retains enough of the previous crop residues such that at least 15% to 30% of the soil surface is covered after planting.[3]

No Till
is defined as any method of growing crops that does not disturb the soil through tillage.



According to the USDA's National Resources Inventory data, **soil erosion** from water and wind on U.S. cropland **decreased 43 percent** between 1982 and 2007, with much of this decline coming **from the adoption of conservation tillage**.[4]

[1] Oerke_2006.pdf. Journal of Agricultural Science (2006), 144, 31–43. f 2005 Cambridge University Press,doi:10.1017/S0021859605005708 Printed in the United Kingdom http://cambridgefluids.org/action/displayAbstract?fromPage=online&aid=431724
[2] No tillage, minimum tillage, reduced tillage and mulch tillage are terms synonymous with conservation tillage (Willis and Amemiya 1973; Lal 1973, 1974, 1976b; Phillips et al. 1980; Greenland 1981; Unger et al. 1988; Antapa and Angen 1990; Opara-Nadi 1990; Unger 1990; Ahn and Hintze 1990). http://www.fao.org/docrep/t1696e/t1696e09.htm
[3] http://www.ctic.purdue.edu/resourcedisplay/322/
[4] http://www.nrcs.usda.gov/Internet/FSE_DOCUMENTS/nrcs143_012269.pdf

How and **why** are **agricultural** herbicides used?

HOW DO HERBICIDES HELP THE FARMER?

Increased Yield: Weeds reduce yields by competing for moisture, nutrients, and light during the growing season. Weeds also harbor insects and disease pests and interfere with harvesting.

Lower Production Costs: When farmers use herbicide tolerant crops, herbicides can be used to remove all weeds in a single, quick application. This means less spraying, less traffic on the field, and lower operating costs.

HOW DOES THE USE OF HERBICIDES BENEFIT THE ENVIRONMENT?


IMPROVED
Soil Quality
Organic Matter
Water Availability
Water Quality
Air Quality
REDUCED
Soil Erosion
Human Labor
Saves Fuel
Machinery Wear



Conservation Tillage: Without herbicides, growers must till to remove weeds. Herbicide use facilitates low or no tillage practices, and these practices can ***increase water and nutrients*** in the soil as well as ***decrease erosion***.

How and **why** are herbicides used?



THE NEED FOR HERBICIDES

Herbicides are used to eliminate unwanted plants, whether in a farmer's field, utility rights of way, a drainage ditch or **your own backyard**.

WEEDS ARE A VERY **TREATABLE** PROBLEM



Excessive weed growth requires crops to compete for sunlight and nutrients.



Disease-carrying mosquitoes breed in drainage ditches clogged by weeds.



Unwanted vegetation can impede access to critical utility areas.



Poison ivy, ragweed and thorny bushes can be harmful to your family and pets.



How and **why** are herbicides used?



Improved lawn quality:

Weeds impact lawn quality by competing for moisture, nutrients, and light during the growing season. Weeds also harbor insects and disease pests.



Hard to reach areas:

Herbicides are effective in hard to reach areas such as along fences, around poles and on steep slopes where mowing is risky.

HOW DOES THE USE OF HERBICIDES BENEFIT THE ENVIRONMENT?

IMPROVED:
- Soil Quality
- Organic Matter
- Water Availability
- Water Quality
- Air Quality

REDUCED:
- Soil Erosion
- Human Labor
- Saves Fuel
- Machinery Wear

VEGETATION MANAGEMENT

Which tools to use:

Weighing the pros and cons of alternatives in vegetation management: String trimmers and mowers consume fuel, make noise, contribute to air emissions and pose a risk of injury.



Vegetation Management problems require an integrated approach, which means choosing specific tools and practices for specific weed problems. Sometimes a properly applied herbicide is the best approach.

Applicator safety, efficacy, cost, environmental disruption and time are all important in choosing which tools are best suited to manage unwanted vegetation.



When ***Roundup® branded herbicides*** are applied to green vegetation or applied to freshly cut stumps, the active ingredient moves throughout the plant, destroying leaves and the root system so the plant cannot grow back.

What is Glyphosate?

Glyphosate
The Molecule of Choice



Glyphosate is a 'non-selective' herbicide, meaning an application will kill most plants. It does this by preventing the plants from making three amino acids (components of proteins and vitamins) that are required for growth. Glyphosate stops a specific enzyme, EPSP synthase. This enzyme is found ONLY in plants and many bacteria.[5]

This herbicide has a

40 year history of managing weeds

Regulatory and scientific authorities worldwide have concluded that glyphosate when used according to label directions does not pose an unreasonable risk to human health, the environment or non-target animals and plants.[6]

ROUNDUP® BRANDED HERBICIDES

Most Roundup® branded herbicides primarily contain three components – the active ingredient (glyphosate), water and a soap-like surfactant blend, which enables the active ingredient to adhere to and penetrate leaves.

THE SPRAYED SOLUTION

Application of a one to two percent solution of a Roundup® branded herbicide will provide effective weed control in most situations. This means that the vast majority of applications are more than 98 percent water.

[5] Franz, J. E., Mao, M. K., Sikorski, J. A. (1997). Glyphosate: A Unique Global Herbicide, ACS Monograph No. 189. American Chemical Society, Washington, DC.
[6] US EPA RED 1993. http://www.epa.gov/oppsrrd1/REDs/old_reds/glyphosate.pdf
European Commission recent re evaluation 2014. http://www.bfr.bund.de/en/the_bfr_has_finalised_its_draft_report_for_the_re_evaluation_of_glyphosate-188632.html
JMPR/WHO 2004. http://www.inchem.org/documents/jmpr/jmpmono/v2004pr01.pdf

What is Glyphosate?

A Popular Technology

Glyphosate-based herbicides are frequently used by farmers because they are a simple and cost-effective way of controlling many types of weeds. But glyphosate-based products are popular outside of agriculture, too. They are also commonly used to control weeds in gardens and non cultivated areas, such as industrial complexes and along railway tracks.



Glyphosate is one of the most widely used broad spectrum herbicides **globally**

Agriculture Markets:



- Enable creation of sustainable agricultural systems that preserve valuable top soil, reduce stream sedimentation and help retain soil moisture.
- Eliminate weeds prior to planting, between fruit tree rows, or in-crop with Roundup Ready crops.
- Reclaim land that has been taken over by weeds for grazing or agriculture.

Industrial Markets:



- Control roadside vegetation to maintain driver visibility, curtail mowing emissions and eliminate mowing residue.
- Remove noxious weeds, such as poison ivy and thorny bushes from schools, parks, recreation areas.
- Manage wildlife habitats that are threatened by uncontrolled growth of unwanted plant species that endanger native plants and animals.

Consumer Markets:



- Eradicate weeds in sidewalks, flower beds, around trees or where ever weeds appear. It is readily available in lawn and garden centers and many supermarkets.

What is Glyphosate?

Glyphosate is the primary active ingredient in Roundup® branded herbicides. "Roundup" was the trade name introduced in 1974. Monsanto may have synthesized the original molecule, but today, because of its effective way of controlling many unwanted weeds, other companies have registered their own glyphosate-based herbicide products, attesting to the success of this herbicide.


GLYPHOSATE
GLYCINE

Glyphosate's chemical name is N-(phosphonomethyl)glycine and it is derived from the amino acid glycine and phosphonic acid.



Mode of action
How it works in the plant

Glyphosate-based herbicides are simple mixtures of glyphosate, water and a surfactant system that are extremely effective for controlling unwanted vegetation without the worry of regrowth. Glyphosate specifically inhibits an enzyme that is essential to plant growth; this enzyme is not found in humans or other animals, contributing to the low risk to human health from the use of glyphosate according to label directions. When a Roundup® brand herbicide is sprayed on plant foliage, glyphosate is absorbed and then moved – or translocated – throughout the plant's tissues. The surfactant enhances the delivery of glyphosate into the plant. Once inside the plant, glyphosate inhibits the activity of an enzyme, called EPSP synthase, which in turn prevents the plant from manufacturing certain essential amino acids needed for plant growth and life.[7]

[7] Franz, J. E., Mao, M. K., Sikorski, J. A. (1997). Glyphosate: A Unique Global Herbicide, ACS Monograph No. 189. American Chemical Society, Washington, DC.

What is Glyphosate?

Overview of History

HISTORY OF GLOBAL USES

1974 — FIRST PHASE
Control of perennial and annual weeds in non-crop and industrial areas.

1976 — SECOND PHASE
Perennial weed control in perennial crops and before planting or following harvest of annual crops with first crop use label.

1978 — THIRD PHASE
Spot spraying of perennial weeds in annual crops like cotton and soybeans.

1979 — FOURTH PHASE
Selective application in annual crops with re-circulating sprayers or rope wick applicators for control of annual and perennial weeds.

1986 — FIFTH PHASE
Control of annual weeds prior to planting annual crops in reduced tillage or no-tillage systems.

1996 — SIXTH PHASE
Introduction of Roundup Ready® technology permitted direct application for weed control in glyphosate tolerant crops.

In evaluations **spanning four decades**, the overwhelming conclusion of experts worldwide has been that uses of Roundup® brand products according to label directions

do not present an unreasonable risk of adverse effects to humans, wildlife or the environment.

Glyphosate-based products are registered in **more than 160 countries throughout the world.** Most countries have a governmental agency that is equivalent to the U.S. Environmental Protection Agency, which reviews data from required studies before a registration is granted. Registration of a herbicide is not a one time event, in fact periodic reviews are required and may take years to complete. **The data must meet current scientific standards.**

HISTORY OF KEY GLOBAL REGISTRATIONS AND REVIEWS



1974
1985
1995
2005
2010
2016
US
EU
WHO
CANADA
JAPAN
Past Registrations/Reviews Complete
Registration/Reviews ongoing

What is the foundation of **Safety?**

The **SCIENCE** behind glyphosate is the foundation of its safety

Glyphosate has been extensively **TESTED** and **REVIEWED**

Science-based evaluations conducted by regulatory bodies and other scientific institutions have concluded that typical glyphosate usage does not pose an unreasonable health risk to humans, non-target animals and plants or the environment.


Plants use EPSP synthase
Animals do not use EPSP synthase

Glyphosate herbicides all work in the same way – they inhibit an enzyme that plants need to promote growth. The specific enzyme is called EPSP synthase. Without this enzyme, the plant cannot create the proteins required for growth, leading to the plant's death. Because most plants use this enzyme, most are susceptible to glyphosate applications.[8]

Humans and animals do not use EPSP synthase. This contributes to glyphosate not presenting unreasonable toxicity concerns to humans and animals when used according to label directions.

[8] Franz, J. E., Mao, M. K., Sikorski, J. A. (1997). Glyphosate: A Unique Global Herbicide. ACS Monograph No. 189. American Chemical Society, Washington, DC.

What is the foundation of **Safety?**

Glyphosate-based herbicides have a long history of safe use.

To determine the safety of an herbicide, The US Environmental Protection Agency conducts a risk assessment. In addition, the European Commission, Health Canada and many other regulatory bodies and science organizations, such as the World Health Organization, have reviewed data on glyphosate.

Their overwhelming consensus?

When glyphosate is used according to label directions, it poses no unreasonable risk to people, wildlife or the environment. The most recent review was conducted by the European Commission's Health and Consumer Protection Directorate-General for the re-registration of glyphosate in Europe. Six data sets, from multiple companies, comprised of hundreds of regulatory studies, as well as publications in the open literature were included in this review.[9]

United States Environmental Protection Agency

European Commission

Health Canada Santé Canada

World Health Organization



Human Health

Glyphosate has undergone **extensive toxicology testing over the last 40 years**, with at least six separate toxicology data sets generated by different registering companies across the globe, totaling **over 300** separate toxicology studies. These data are remarkably consistent, demonstrating absence of concern for developmental and reproductive toxicity, carcinogenicity, genotoxicity, endocrine disruption potential, neurotoxicity and immunotoxicity.[9] Published literature and the internet are full of allegations against glyphosate, yet regulators have consistently dismissed these allegations because they lack scientific quality, credibility and/or relevancy and they continue to approve glyphosate-based products.

[9] European Commission recent re evaluation 2014. http://www.bfr.bund.de/en/the_bfr_has_finalised_its_draft_report_for_the_re_evaluation_of_glyphosate-188632.html

What is the foundation of **Safety?**

WILDLIFE HEALTH

Glyphosate has undergone extensive ecotoxicology testing over the last 40 years with a wide range of fauna and flora to acquire global regulatory approvals.





Glyphosate does not produce acute or chronic toxicity to higher organisms including wild mammals, birds, fish, aquatic invertebrates and terrestrial invertebrates such as earthworms and honey bees at environmentally realistic exposure levels.

Similarly, environmental exposures to glyphosate-based formulations, when properly used and at realistic levels do not cause unacceptable adverse effects to wildlife.[10]

[10] Giesy, J.P. Dobson, S., Solomon, K.R., 2000. Ecotoxicological risk assessment for Roundup herbicide. Rev Environ Contam Toxicol 167, 35-120. http://www.usask.ca/toxicology/jgiesy/pdf/publications/JA-228.pdf

What is the foundation of **Safety?**

Glyphosate has **many favorable environmental characteristics,** making it suitable for sustainable agriculture, land management and wildlife restoration projects.



Low Volatility

Glyphosate has extremely low volatility, meaning it is highly unlikely to move off-site as a vapor to damage off-site vegetation.

Soil Binding

A key environmental property of glyphosate is that it binds tightly to soil. This characteristic reduces its bioavailability immediately after use, allowing it to be used safely at planting, or adjacent to existing crops, without damaging the crops. The tight binding also limits movement through the soil, meaning it won't affect off-site non-target plants, and minimizes any presence in groundwater.

Microbial Degradation

Glyphosate is biologically degraded over time by soil microorganisms into naturally occurring products, including carbon dioxide and phosphate. The rate of degradation depends on the soil type, microbial content and environmental conditions, with an average half-life across many locations of about a month.

Bioaccumulation

Glyphosate does not bioaccumulate thus does not magnify through the food chain. Studies in animals show that there is minimal retention of glyphosate in tissues, and that if exposure were to occur, the glyphosate would be rapidly eliminated.

Effects on Microoganisms

The effects of glyphosate on soil microorganisms have been extensively evaluated. Some bacteria and fungi are sensitive to glyphosate, but observed effects have been minor and reversible. Studies conducted with annual applications for up to 19 years have demonstrated that glyphosate showed no effects on soil biomass, or microbial respiration.[11,12]

[11] Giesy, J.P. Dobson, S., Solomon, K.R., 2000. Ecotoxicological risk assessment for Roundup herbicide. Rev Environ Contam Toxicol 167, 35-120. http://www.usask.ca/toxicology/jgiesy/pdf/publications/JA-228.pdf
[12] Hart, M. R.; Brookes, P. C., 1996. Soil microbial biomass and mineralization of soil organic matter after 19 years of cumulative field applications of pesticides. Soil Biol. Biochem. 28, 1641–1649. http://www.sciencedirect.com/science/article/pii/S0038071796002490

What makes **Good Science?**

On Solid Ground: **Finding Good Science**

Glyphosate herbicides have a history of

over 40 years of safe use

and have been the subject of hundreds of toxicology, ecotoxicology and environmental fate studies in that time. In fact, because glyphosate products are used so widely – in agriculture to wildlife habitats to residential spaces – **it is one of the most studied of all herbicides**. To get a clear picture of the toxicological and environmental characteristics of glyphosate products, it is important to consider the total weight of evidence provided by this extensive body of research.


GOVERNMENT
GLOBAL BUSINESS
INDEPENDENT INSTITUTIONS
UNIVERSITY
AGENCIES
LARGE INDUSTRY
With so many scientists conducting experiments and doing research concluding that glyphosate poses no unreasonable risks when used according to label directions, why has it been questioned?

When encountering differing findings in science, the first step to identifying fact is examining the methodology. Research must be conducted in a manner that yields valid and dependable results, via the scientific method.

THE SCIENTIFIC METHOD is a way to ask and answer scientific questions by making observations and doing experiments.


1 ASK A QUESTION
2 RESEARCH
3 HYPOTHESIS
4 EXPERIMENT
5 ANALYSIS
6 CONCLUSION

The US EPA, Health Canada, the European Commission and many other regulatory bodies and science organizations, such as the World Health Organization have reviewed data on glyphosate.

Their overwhelming consensus?

When glyphosate is used according to label directions, it poses no unreasonable risk to people, wildlife or the environment.[13] The most recent review was completed by the European Commission's Health and Consumer Protection Directorate-General for the re-registration of glyphosate in Europe.[14]

[13] http://www.epa.gov/oppsrrd1/REDs/old_reds/glyphosate.pdf
[14] http://ec.europa.eu/food/plant/protection/evaluation/existactive/list1_Glyphosate_en.pdf. http://www.bfr.bund.de/en/the_bfr_has_finalised_its_draft_report_for_the_re_evaluation_of_glyphosate-186632.html



What makes **Good Science?**

FACT OR SPECULATION
A CASE STUDY

Specific concerns have been raised linking glyphosate to occurrences of cancer.

But take a closer look

When examining the evidence gathered by the broad scientific community, the claim that glyphosate and cancer are connected is found to be false.

In June 1991, the US EPA placed glyphosate in the agency's most positive cancer classification (Category E) "evidence of non-carcinogenicity for humans – based on the lack of convincing evidence of carcinogenicity in adequate studies".[15] Even more compelling, a review in the journal Regulatory Toxicology and Pharmacology (2012) of the scientific evidence claiming glyphosate is linked to cancer. The authors conclude that there is no relationship between glyphosate exposure and the risk of cancer.[16]

How can you discern **good science** from bad? ► Fact-Finding



1. **Require Peer Review:** Be sure the research findings are evaluated by other professionals and scholars in the field. This indicates that the research has been conducted to a standard that others in the field accept.[17]
2. **The Publication Matters:** Make sure the findings are published in a scholarly journal first. These scientific journals are how scientists share their findings, and these periodical publications propel science forward by reporting new research
3. **Double Check:** Look for other reports of the same research in easily accessible newspapers or science.
4. **Demand Consensus:** It requires more than a single experiment or research paper for results to be accepted as public truth. After the publication of a peer reviewed paper, the findings and conclusions must still be re-tested and judged against other work in the same area.[17]



> "A SIMPLE idea underpins science: "trust, but verify". Results should always be subject to challenge from experiment.[18]"

> "The false trails laid down by shoddy research are an unforgivable barrier to understanding.[18]"

[15] US EPA RED 1993. http://www.epa.gov/oppsrrd1/REDs/old_reds/glyphosate.pdf
[16] http://www.ncbi.nlm.nih.gov/pubmed/22683395
[17] http://www.senseaboutscience.org/data/files/resources/116/Embargoed_until_00.01Feb8th2013_IDKWTB_web.pdf
[18] http://www.economist.com/news/leaders/21588069-scientific-research-has-changed-world-now-it-needs-change-itself-how-science-goes-wrong